UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Theragenics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
600 Madison Avenue, 16th Floor
New York, New York  10022
(212) 339-8585

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,198,744
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,198,744
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) IN

_______________________
* Excludes 3,183 shares held by Mr. Michas’s children, as to which Mr. Michas disclaims beneficial ownership.

Page 5 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 9 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 5, 2012 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on July 17, 2012 (“Amendment No. 1”, and together with the Initial Schedule, the “Schedule 13D”), which relates to the common stock, par value $.01 per share (the “Shares”), of Theragenics Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5203 Bristol Industrial Way, Buford, Georgia, 30518.  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 10, 2013, Juniper Investment Company delivered a letter to the Issuer (the “May 10 Letter”) pursuant to which, among other things, Juniper Investment Company indicated its interest in acquiring 100% of the outstanding shares of the Issuer at a proposed price of $2.05 to $2.10 per share in cash.  On May 12, 2013, Juniper Investment Company delivered a revised letter to the Issuer (the “May 12 Letter”) pursuant to which, among other things, Juniper Investment Company revised its proposed price to $2.25 to $2.30 per share in cash.  Pursuant to the May 12 Letter, the Issuer has agreed, for a period of 30 days from the date of the May 12 Letter, to deal exclusively with Juniper Investment Company and to cooperate with it in connection with a possible transaction.

Each of the May 10 Letter and the May 12 Letter is non-binding on Juniper Investment Company and is subject to, among other things, satisfactory completion of Juniper Investment Company’s due diligence review of the Issuer, the receipt of financing by Juniper Investment Company and the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions between Juniper Investment Company and the Issuer.

The foregoing descriptions of the May 10 Letter and the May 12 Letter are qualified in their entirety by reference to the full text of the May 10 Letter and the May 12 Letter, copies of which are filed as Exhibit C and Exhibit D, respectively, to this Amendment No. 2 and are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)         The percentages used herein are calculated based upon 31,050,020 Shares outstanding at February 28, 2013, as set forth in the Issuer’s Annual report on Form 10-K  for the period ended December 31, 2012.

As of the date of this Amendment No. 2, the Reporting Persons beneficially owned in the aggregate 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  As of the date of this Amendment No. 2, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

(i)           Juniper Public Fund beneficially owned 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.

Page 7 of 9 Pages

(ii)           Juniper HF Investors, as the general partner of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)           Juniper Investment Company, as the investment advisor of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)           Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.  In addition, with respect to Mr. Michas, this excludes 3,183 Shares held by Mr. Michas’s children, as to which Shares Mr. Michas disclaims beneficial ownership.

Item 5(b) is hereby amended and restated in its entirety to read as follows:

(b)          Juniper Public Fund has the sole power to vote or direct the vote of 2,198,744 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Public Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

Item 5(d) is hereby amended and restated in its entirety to read as follows:

(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment.

Item 7.	Materials to be Filed as Exhibits.

Exhibit B:	Joint Filing Agreement (incorporated by reference to the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on March 5, 2012)
Exhibit C:	Letter, dated May 10, 2013, from Juniper Investment Company, LLC to Members of the Board of Directors of Theragenics Corporation
Exhibit D:	Letter, dated May 12, 2013, from Juniper Investment Company, LLC to Members of the Board of Directors of Theragenics Corporation

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2013

JUNIPER PUBLIC FUND, L.P.

By: JUNIPER HF INVESTORS II, LLC, its General Partner

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 9 of 9 Pages